Exhibit No. 21.1

SUBSIDIARIES OF REGISTRANT

As of September 30, 2009

1.	Providential Capital, Inc. Percentage of ownership: 100%
Business activity: Consulting and M&A advisory services
2.	Providential Vietnam, Ltd. Percentage of ownership: 100% Business activity: Consulting
3.	Philand Ranch Limited – UK Percentage of ownership: 75.50% Business activity: real estate development
4.	PHI Mining Group, Inc., formerly DDC Industries, Inc. Percentage of ownership: 82.71% Business activity: Mining
5.	Providential Energy Corporation Percentage of ownership: 100%
Business activity: Independent Oil & Gas, Alternative Energy
6.	Provimex, Inc
Percentage of ownership: 85%
Business activity: Trading and Imports/Exports
7.	Vietnam Media Group, Inc., formerly Touchlink Communications, Inc. Percentage of ownership: 85% Business activity: Multi-media